SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02057636

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE September 11, 2002

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris - La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

WKM

Press release
August 07, 2002

For further information, please contact:
Delphine Deleval +33 (0) 1 46 98 71 64 – Press Relations
Valentine Semet +33 (0) 1 46 98 72 32 – Investor Relations

SCOR

SCOR reports a premium income up 16%, and confirms first-half earnings outlook

For the first 6 months of the year, SCOR registered a robust 16% rise in premium income at constant exchange rates, thanks to improving Non Life reinsurance rates and the Group's selective growth policy, which has been decided for the current year.

Premium income in EUR million	06/30/2002	Change at current exchange rates	Change at constant exchange rates
Property & Casualty reinsurance	1,162	+ 32%	+ 43%
Life and Accident reinsurance	705	- 11%	- 4%
Specialty reinsurance	643	- 7%	+ 5%
Total	**2,510**	**+ 6%**	**+ 16%**

- **P&C reinsurance** registered 43% growth in premium income, thanks more to better-rated property business than to casualty business. This growth would have been closer to 50% without the withdrawal from the "Program Business" activities in the USA decided at the end of 2001.

- **Life and Accident** premium income declined following the virtual halt to health risks underwriting and postponement of certain major contracts until the second half of 2002

- In **Specialty reinsurance**, Large Corporate Accounts business surged 31%, despite a temporary downturn in space business, and this growth is set to accelerate in the second half. Conversely, non-traditional reinsurance writings were taken down 30% due to poor market conditions, while Credit & Surety business was halved following the suspension of Credit Derivatives underwriting, withdrawal from American Bond underwriting, and a more selective approach to European Credit business.

The first-half complete earnings report scheduled for presentation to the Board of Directors and publication on September 4 is expected to confirm trends already observed, namely:

- Continuation in Q2 of gradually improving technical results and hence combined ratios in Non Life business; with an average loss experience, the Q2 combined ratio on Non Life business is expected to show a more than 7 percentage point improvement over the first quarter ratio, already in progress. This positive trend was strengthened by confirmation of the estimated cost to SCOR of the World Trade Center disaster, and by the satisfactory level of technical reserves, these having already been reinforced in 2000 and 2001.

- Equity market exposure is limited to around 5% of managed assets, following divestiture of the COFACE shareholding at the end of June; the capital gain generated on this transaction is expected to offset impairment of securities recognized in the first half according to stock markets downturn. Moreover, half of the Group's equity exposure is covered until December 2002 by a protection purchased in the first quarter, which is in the money.

- The major bankruptcies since the beginning of the year in Europe and the United States have had only a relatively small impact on the Group's Credit Derivatives activities and asset portfolio.

SCOR is therefore successfully pursuing its short-term strategy, based on:

- Optimum allocation of resources, by selectively growing its business in those classes where rates have recovered most strongly.

- Implementation of its decisions to withdraw from insufficiently profitable businesses, i.e.: Health, Program Business, and US Surety activities.

- Progressive—and rapid—improvement of its technical results, which is crucially important in a context of persistently low returns and unstable financial markets.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.

Press release
September 4, 2002

For further information, please contact:
Delphine Deleval +33 (0) 1 46 98 71 64 – Press Relations
Valentine Semet +33 (0) 1 46 98 72 32 – Investor Relations

SCOR

Results for the first-half 2002 on track with our plans

**Operating result excluding exceptional elements:
EUR 79 million (+ 90 %) thanks to
significant improvement in our underwriting result**

Group net income: EUR 21 million

« Results for the first-half are beginning to reflect the strong recovery of worldwide reinsurance markets and meet objectives, despite a financial crisis unmatched in over fifty years.

Our strategy for 2002 is following three main courses of action:

- *Withdrawal from activity which generates insufficient return (Program Business, Health, US Bonds).*
- *Reduction or temporary halt in underwriting certain business lines linked to the highly deteriorated 2002 economic and financial environment (Non Traditional Reinsurance and Credit Derivatives.)*
- *Acceleration of our growth in sectors which are benefiting from the higher price increases and improved technical conditions (Property & Casualty Reinsurance and Large Corporate Accounts)*

Growth figures confirm that our results are in line with our stated objectives, and are even surpassed in property business.

This dynamic steering of our strategy is speeding up our return, quarter after quarter, to a very good level of technical profitability. Despite particularly high increases in the costs of retrocession covers, resulting from the scarcity of supply after the tragedy of September 11, 2001, the technical results of our businesses are already on track with our plans.

The Group has thus demonstrated its ability to withstand an extremely difficult financial environment. »

Jacques Blondeau – Chairman and Chief Executive Officer

Gross written premiums up by 16.2 % at constant exchange rates

Premium income in EUR million	06/30/02	06/30/01	Change at current exchange rates	Change at constant exchange rates	12/31/01
Property & Casualty reinsurance	1,162	881	+ 32 %	+ 43 %	1,876
Life and Accident reinsurance	705	789	- 11 %	- 4 %	1,503
Specialty reinsurance	643	691	- 7 %	+ 4 %	1,511
Consolidated Gross Written premiums	**2,510**	**2,361**	**+ 6 %**	**+ 16 %**	**4,890**

SCOR

In Property & Casualty, the significant growth of + 43% at constant exchange rates is namely due to the improvement in underwriting conditions. This growth can be observed in all P&C classes, in particular in Property which shows an increase of 60%.

At the end of June 2002, this business segment represents 46% of Group income, against 37% for the first quarter 2001.

In Life and Accident, the reduction of premiums by 4% at constant exchange rates is mainly due to the halt in underwriting Health business in the USA and the postponement, until the second-half of 2002, in renewing certain major contracts.

This sector represents 28% of Group activity, compared to 33% at the end of June 2001.

In Specialties, the 4% increase in income at constant exchange rates conceals important disparities between the various activities of this sector:

- Gross written premiums were up by 47% in Large Corporate Accounts, at constant exchange rates, mainly due to price increases. This development should be even stronger during the second-half of the year.

- In Non Traditional Reinsurance, a decline of 19 % at constant exchange rates can be observed, which is in line with the Group's strategy to reduce this activity, given the difficult market conditions.

- Credit and Surety Reinsurance is down by half, following the Group's decision to temporarily stop writing Credit Derivatives in 2002 and to withdraw from US Bond underwriting.

In total, Specialty Reinsurance represents 26% of the Group's global activity, compared to 30% for the first-half 2001.

In accordance with its objectives in terms of the geographical balance of its portfolio, SCOR has put stronger focus on Europe and Asia; the contribution of North America went from 52 to 45 %.

SCOR

Non-Life combined ratio shows significant improvement

Gross combined ratios	Q1 02	Q2 02	06/30/02	06/30/01	12/31/01
P&C reinsurance	102.4 %	98.7 %	100.6 %	97.6 %	135.8 %
Specialty reinsurance	111.3 %	90.8 %	101.0 %	109.9 %	157.0 %
Total Non-Life	105.9 %	95.4 %	100.7 %	102.7 %	144.8 %

Net combined ratios	Q1 02	Q2 02	06/30/02	06/30/01	12/31/01
P&C reinsurance	105.8 %	100.0 %	102.9 %	110.3 %	131.7 %
Specialty reinsurance	123.1 %	113.0 %	117.7 %	106.7 %	129.2 %
Total Non-Life	112.1 %	105.0 %	108.4 %	108.7 %	130.7 %

As envisaged, combined ratios improved quarter after quarter. Contrary to 2000 and 2001, they were not affected by any strengthening of reserves. Moreover, our initial WTC cost estimate did not need to be adjusted. However, these ratios are still too high in Large Corporate Accounts, as well as in Credit Derivatives and Non Traditional Reinsurance.

Over the next quarters we expect our combined ratios to continue to improve, in particular in Specialty Reinsurance.

SCOR

Consolidated key figures

In EUR million	06/30//02	06/30/01	12/31/01
Gross written premium	2,510	2,361	4,890
Net written premium	2,191	2,054	4,122
Operating result (1)	67	75	(460)
Operating result (2)	79	42	(469)
Group net income after tax	21	50	(278)
Group net income after tax (2)	22	29	(284)
Managed assets (marked to market)	9,234	8,645	9,606
Net technical reserves	10,076	9,148	10,438
Group shareholders' equity	1,249	1,338	1,318
Fully diluted NAV	1,550	1,743	1,608
Equity and quasi-equity	2,240	2152	2,163

In EUR			
Earnings per share	0.56	1.62	(8.18)
Earnings per share (2)	0.58	0.92	(8.36)
NAV per share (diluted)	37.1	48.5	38.3
Intrinsic value per share	69.1	79.7	69.3

(1) before amortization of goodwill and tax
(2) excluding securities impairments and capital gains or losses

A satisfactory financial result despite a difficult environment

In a very unfavorable economic and financial environment and despite securities markets behavior, the Group managed to keep its financial results at a satisfactory level.

Group managed assets (marked to market) amount to EUR 9 234 million at the end of June 2002 compared to EUR 8 645 million for the first-half 2001.

Securities, as at June 30, 2002, hardly represent 5% of total Group investments (one of the lowest percentages in the industry), of which the European part is hedged until the end of December 2002.

The decline of stock markets led to a depreciation of the portfolio for a total of EUR 83 million, compared to EUR 8 million for the corresponding period of 2001. This provision and EUR 27 million in capital losses realized to make the security portfolio less sensitive, are largely compensated by the capital gains resulting from the sale of our Coface stake.

The quality of SCOR's bond portfolio has been further improved and the average duration is maintained at 4.5 years; as such it has a low sensitivity exposure should interest rates increase suddenly.

This very defensive investment policy will be pursued until such time as financial markets have regained some stability.

Group investment income, which amounts to EUR 253 million at the end of June 2002, compared to EUR 208 million at the end of June, increased by 21%.

All in all, net investment income, including exceptional elements and exchange variations is stable at EUR 241 million at the end of June.

Including impairments observed during the first-half of 2002 and the sale of Coface shares, Group capital gains are up to EUR 87 million at the end of June 2002, as opposed to EUR 66 million at the end of 2001.

A strong improvement in operating result: EUR 78.7 million

Operating result (excluding exceptional elements, before tax and goodwill amortization) shows a clear improvement in the second quarter 2002, +90%, confirming the good technical achievements that should continue over the next two quarters.

A distinct rise in net result for the second quarter 2002

Group net income rises to EUR 14 million for the second quarter 2002, as opposed to EUR 7 million for the first quarter, and totals EUR 21 million at the end of June 2002.

A stable intrinsic value

The intrinsic value per share (after adjustment of assumptions linked to market conditions) is stable at the end of June 2002, at EUR 69.1, compared to the end of December 2001. The decrease in net asset value per share, due only to exchange rate variations for the euro, is compensated by an equivalent increase in the embedded value.

Outlook

The level of security impairment reserves recorded in the first half and uncertainties about the evolution of financial markets, even if we have taken the measures to mitigate this impact, make it difficult to forecast our full results for 2002.

However, the significant improvement of technical results should be confirmed over the second-half of the year. The operating result, barring any major event, should also increase quite significantly compared to the first-half of 2002.

SCOR

As of 2003, SCOR expects to implement its dividend policy again with a payout ratio of 30 to 40% of consolidated Group net income.

SCOR Group's 2002 half-year results presentation can be heard live in English on September 4, 2002 at 9:00 am UK time on the Internet at **www.scor.com.**
A replay will be available after the conference by dialing, according to your country of residence: +44 (0) 20 8288 4459 access code 575 082
+1 703 736 7336 access code 575 082

Certain statements contained in this press release are forward-looking statements that are based on risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2002

SCOR
(Registrant)

By: A. CHNEIWEISS
General Secretary and
Group Senior Vice-President
of Group Legal Affairs